Supplement Dated ____, 2016
To the Product Prospectus for:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

Lincoln Life Flexible Premium Variable Life Account M

Lincoln VULONE 2014

This Supplement outlines certain changes to your variable universal life insurance product prospectus.  It is for informational purposes only; no action is required on your part.

Changes to “YOUR INSURANCE POLICY” section of the prospectus:

The following replaces the Allocation Requirements of the No-Lapse Enhancement Rider within the “Riders” section:

Allocation Requirements:  While this rider is effective, there are certain allocation constraints and investment requirements that are or may be imposed. This means that you may be restricted in your choice of and/or in how much you can invest in certain Sub-Account(s) and/or the Fixed Account. If you do not comply with these requirements, the rider will terminate and, if the rider terminates, the Policy will remain in force only if the Accumulation Value is sufficient to cover the Monthly Deductions.

Currently, the following allocation constraints apply:

a.
Automatic Rebalancing will be in effect when the Policy is issued and you must maintain Automatic Rebalancing in order to keep this rider in effect. If you discontinue Automatic Rebalancing after the Policy is issued, this rider will terminate. (Refer to the section headed "Optional Sub-Account Allocation Programs" for more information about Automatic Rebalancing.)

b.
This rider limits the use of the money market Sub-Account to the following: (a) for the purposes described in the “Right to Examine Period” section of this prospectus; and (b) as an account from which to transfer funds for the Dollar Cost Averaging program as described in the section headed “Optional Sub-Account Allocation Programs”. Please note that any balance remaining in the money market Sub-Account upon termination of Dollar Cost Averaging will need to be transferred to other Sub-Account(s) or the Fixed Account, as specified by you. Use of the money market Sub-Account other than as described above will result in the rider terminating.

Other than as described above, we do not currently impose investment restrictions.  However, we may establish investment restrictions in the future, the form of which would be dependent on the date we receive the application for insurance and state availability (consult your registered representative):

For Policies with applications received prior to August 8, 2016, we reserve the right to restrict your allocations to certain Sub-Accounts or the Fixed Account to a maximum of 20% of the Policy’s Accumulation Value in order to keep the rider in effect. The decision to impose this restriction will be based on an annual review of the Separate Account and General Account investments of all Owners of this Product. If we determine that the investments of all Owners are highly concentrated in certain Sub-Accounts or the Fixed Account, then only the Fixed Account or the Sub-Accounts with higher concentrations than anticipated will be subject to the restriction.

For Policies with applications received on or after August 8, 2016, any future investment restrictions may be in the form of one or both of the following:

a.	a maximum percentage of the Policy’s Accumulation Value to be permitted in certain Sub-Accounts, particularly those with higher than average volatility, or the Fixed Account; or

b.
a minimum percentage of the Policy’s Accumulation Value to be required in certain Sub-Accounts, particularly those with lower than average volatility (please review the “Sub-Accounts and Funds” section of this prospectus).

The decision to impose these investment restrictions will be based on an annual review of the Separate account and General account investments of all Owners of this product, their investment concentrations, the general market conditions and the style and investment objectives of the Sub-Account investments. Any investment restrictions will be limited to the extent necessary to respond to the market and investment factors noted above which undermine our ability to preserve the No-Lapse protection provided under the Policy and its rider.

While we currently do not impose such investment restrictions other than the allocation constraints noted above, you will receive a listing of the accounts (i.e. Sub-Accounts, Fixed Account) for which allocations are restricted or to which allocations should be directed. If the decision to implement any of these restrictions is made after the Policy has been delivered to you, you will be notified in writing and advised if it is necessary to reallocate the Policy’s Accumulation Value or subsequent Premium Payments among the Sub-Accounts or the Fixed Account. We will not reallocate any of your Policy’s Accumulation Value except pursuant to your instructions in writing or by telephone (if you have previously authorized telephone transfers in writing.) If you choose not to reallocate the Policy’s Accumulation Value to comply with the restrictions, the rider will terminate.

Please retain this Supplement for future reference.